

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

<u>Via E-mail</u>
Michael R. Hsing
President and Chief Executive Officer
Monolithic Power Systems, Inc.
79 Great Oaks Boulevard
San Jose, CA 95119

     Re: **Monolithic Power Systems, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed March 10, 2014
               File No. 000-51026

Dear Mr. Hsing:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Amanda Ravitz

                                  Amanda Ravitz
                                  Assistant Director

cc (via e-mail): Saria Tseng, Esq.